Exhibit 99.1

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

For more information,

please see Kinross’ 2020 Q4/year-end
Financial Statements and MD&A

at www.kinross.com

NEWS RELEASE

Kinross reports 2020 fourth-quarter and full-year results

Met guidance for ninth year in a row and delivered record free cash flow of more than $1 billion

Production expected to grow by 20% in 2023

Toronto, Ontario – February 10, 2021 – Kinross Gold Corporation (TSX: K, NYSE: KGC) (“Kinross” or the “Company”) today announced its results for the fourth quarter and year ended December 31, 2020.

(This news release contains forward-looking information about expected future events and financial and operating performance of the Company. We refer to the risks and assumptions set out in our Cautionary Statement on Forward-Looking Information located on page 25 of this release. All dollar amounts are expressed in U.S. dollars, unless otherwise noted.)

2020 full-year results and guidance:

	2020 guidance (+/- 5%)	2020 full-year results	2021 guidance (+/- 5%)
Gold equivalent production[1] (ounces)	2.4 million	2.4 million	2.4 million
Production cost of sales[1,2] ($ per Au eq. oz.)	$720	$723	$790
All-in sustaining cost[1,2] ($ per Au eq. oz.)	$970	$987	$1,025
Capital expenditures	$900 million	$916 million	$900 million

•	Expect to increase production[1] 20% to 2.9 million Au eq. oz. in 2023 and produce[1] an average of 2.5 million Au eq. oz. per year to 2029.

2020 Q4 and full-year highlights:

•	Production[1,2] of 624,032 Au eq. oz. produced in Q4 2020 and 2,366,648 Au eq. oz. in 2020.
•	Production cost of sales[1,2] of $682 per Au eq. oz. in Q4 2020 and $723 per Au eq. oz. in 2020.
•	All-in sustaining cost[1,2] of $1,013 per Au eq. oz. sold in Q4 2020 and $987 per Au eq. oz. sold in 2020.
•	Attributable margins[3] increased 61% to $1,193 per Au eq. oz. sold in Q4 2020, and 53% to $1,051 per Au eq. oz. sold for 2020, compared with Q4 2019 and 2019, respectively, with both increases outpacing the rise in average realized gold price[2].
•	Adjusted operating cash flow[2] increased to $527.6 million in Q4 2020 compared with Q4 2019, and increased 59% for 2020 to $1,912.7 million compared with 2019. Operating cash flow of $681.1 million in Q4 2020 and $1,957.6 million in 2020.
•	Free cash flow[2] quarterly and full-year records of $382.8 million and $1,041.5 million, respectively.
•	Reported net earnings[4] of $783.3 million, or $0.62 per share in Q4 2020, and $1,342.4 million, or $1.07 per share, in 2020.
•	Adjusted net earnings[2] of $335.1 million, or $0.27 per share in Q4 2020, and $966.8 million, or $0.77 per share, in 2020. Adjusted net earnings more than doubled quarter-over-quarter and year-over-year.
•	Cash and cash equivalents of $1,210.9 million, and total liquidity of $2.8 billion at December 31, 2020.
•	Kinross’ Board of Directors declared a quarterly dividend of $0.03 per common share payable on March 18, 2021 to shareholders of record at the close of business on March 3, 2021.

Operations highlights:

•	Maintained operations throughout 2020 and delivered on original annual production, cost and capital expenditures guidance despite the impact of COVID-19 across the global portfolio.

1 Unless otherwise stated, production, production cost of sales per Au eq. oz., and all-in-sustaining costs per Au eq. oz., in this news release are based on

Kinross’ 90% share of Chirano production and costs, and 70% share of Peak costs.

2 These figures are non-GAAP financial measures and are defined and reconciled on pages 18 to 24 of this news release.

3 Attributable margin per equivalent ounce sold is a non-GAAP financial measure defined as “average realized gold price per ounce” less “attributable production cost of sales per gold equivalent ounce sold.”

4 Net earnings figures in this release represent “net earnings from continuing operations attributable to common shareholders”.

p. 1 Kinross reports 2020 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

•	Three largest producing mines – Paracatu, Kupol and Tasiast – represented 62% of production and were the lowest cost mines in the portfolio in 2020 for the second year in a row.
•	Tasiast delivered record production and costs in 2020 for the second consecutive year, and is expected to increase throughput to 21,000 tonnes per day by year-end with the Tasiast 24k project.
•	Fort Knox Gilmore project completed on time and under budget, with newly-acquired “bolt-on” Peak project advancing well.

Environment, Social, Governance (ESG):

•	Successfully managing the risks associated with the COVID-19 pandemic by implementing rigorous safety measures across global portfolio and provided approximately $6 million towards host community efforts to combat COVID-19.
•	ESG performance ranked in the top quartile of peer group, as measured by Sustainalytics, MSCI, ISS, Vigeo, Refinitiv and S&P’s Dow Jones Sustainability Index. Kinross was also recognized as the top mining company in The Globe and Mail’s annual corporate governance ranking.
•	Improved climate change disclosures and benchmarked against the recommendations made by the Task Force on Climate-related Financial Disclosures (TCFD), and included Sustainability Accounting Standards Board (SASB) metrics in most recent Sustainability Report.
•	Kinross continued to generate significant economic benefits to host countries through taxes, support of local suppliers and employment, with approximately 98% of Kinross employees from its host countries.
•	Safety performance was in line with three-year averages, with safety rates among the lowest in the industry. This was overshadowed by the first mine-site fatality at Kinross since 2017.

CEO Commentary:

J. Paul Rollinson, President and CEO, made the following comments in relation to 2020 fourth-quarter and year-end results:

“Kinross delivered an excellent year in 2020, generating record free cash flow of more than $1 billion from our diversified portfolio of mines. We met our original guidance for the ninth consecutive year despite the impacts of the global pandemic. Kinross managed COVID-19 risks by implementing rigorous measures to keep our employees safe, maintain business continuity and support local communities. I would like to thank our workforce around the world for meeting the challenges of the pandemic. Our ability to quickly adapt and safely execute our plans in a difficult environment speaks to the strong culture of operational excellence we have built at Kinross.

“Operationally, our three largest mines – Paracatu, Kupol and Tasiast – produced 62% of our total ounces and were the lowest cost mines in our portfolio in 2020. Tasiast was a standout performer and achieved record annual production and low costs for the second consecutive year. We also added 5.7 million ounces to our mineral reserve estimates after depletion as a result of successful exploration and mine optimization programs. Kinross made good progress at our projects, including Tasiast 24k and La Coipa, and added to our portfolio with the acquisition of the Chulbatkan and Peak projects. Construction at the Fort Knox Gilmore project was completed on time and under budget and we continued to advance Udinsk and Lobo-Marte.

“During the year, we continued to strengthen our investment grade balance sheet, more than doubled our adjusted net earnings to approximately $970 million, and increased our margins by 53% to $1,051 per ounce, which outpaced the increase in the average realized gold price. We also instituted a sustainable quarterly dividend to return capital to shareholders, which underscores the strength of our financial position.

“Kinross delivered on our ESG commitments in 2020, with our ESG performance ranked in the top quartile of our peer group, as measured by independent third-party organizations. We continued to generate significant economic benefits to our host countries through taxes, support of local suppliers and employment.

“Looking forward, we expect to continue our consistent performance in 2021 and have provided solid guidance for the year. We expect production to grow by 20% to 2.9 million ounces in 2023, and to produce an average of 2.5 million ounces annually to 2029, putting us in excellent position to continue generating value.”

p. 2 Kinross reports 2020 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Financial results

Summary of financial and operating results

	Three months ended		Years ended
	December 31,		December 31,
(in millions of U.S. dollars, except ounces, per share amounts, and per ounce amounts)	2020	2019	2020	2019
Operating Highlights
Total gold equivalent ounces(a)
Produced(c)	627,944	650,242	2,383,307	2,527,788
Sold(c)	637,169	670,917	2,375,548	2,512,758

Attributable gold equivalent ounces(a)
Produced(c)	624,032	645,344	2,366,648	2,507,659
Sold(c)	633,149	666,199	2,358,927	2,492,572

Financial Highlights
Metal sales	$1,195.1	$996.2	$4,213.4	$3,497.3
Production cost of sales	$436.5	$500.5	$1,725.7	$1,778.9
Depreciation, depletion and amortization	$234.0	$210.4	$842.3	$731.3
Reversals of impairment charges - net	$(602.6)	$(361.8)	$(650.9)	$(361.8)
Operating earnings	$992.3	$568.8	$1,899.4	$991.1
Net earnings attributable to common shareholders	$783.3	$521.5	$1,342.4	$718.6
Basic earnings per share attributable to common shareholders	$0.62	$0.41	$1.07	$0.57
Diluted earnings per share attributable to common shareholders	$0.62	$0.41	$1.06	$0.57
Adjusted net earnings attributable to common shareholders(b)	$335.1	$156.0	$966.8	$422.9
Adjusted net earnings per share(b)	$0.27	$0.13	$0.77	$0.34
Net cash flow provided from operating activities	$681.1	$408.6	$1,957.6	$1,224.9
Adjusted operating cash flow(b)	$527.6	$387.6	$1,912.7	$1,201.5
Capital expenditures(d)	$298.3	$297.9	$916.1	$1,060.2
Free cash flow(b)	$382.8	$110.7	$1,041.5	$164.7
Average realized gold price per ounce(b)	$1,875	$1,485	$1,774	$1,392
Consolidated production cost of sales per equivalent ounce(c) sold(b)	$685	$746	$726	$708
Attributable(1) production cost of sales per equivalent ounce(c) sold(b)	$682	$744	$723	$706
Attributable(a) production cost of sales per ounce sold on a by-product basis(b)	$653	$728	$700	$691
Attributable(a) all-in sustaining cost per ounce sold on a by-product basis(b)	$991	$1,041	$970	$974
Attributable(a) all-in sustaining cost per equivalent ounce(c) sold(b)	$1,013	$1,050	$987	$983
Attributable(a) all-in cost per ounce sold on a by-product basis(b)	$1,309	$1,337	$1,248	$1,282
Attributable(a) all-in cost per equivalent ounce(c) sold(b)	$1,322	$1,340	$1,260	$1,284

(a)	"Total includes 100% of Chirano production. "Attributable" includes Kinross' share of Chirano (90%) production and costs and Peak (70%) costs.
(b)	The definition and reconciliation of these non-GAAP financial measures is included on pages 18 to 24 of this news release.
(c)	"Gold equivalent ounces" include silver ounces produced and sold converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each period. The ratio for 2020 was 86.32:1 (2019 - 85.99:1). The ratio for Q4 2020 was 77.02:1 (Q4 2019 – 85.59:1).
(d)	“Capital expenditures” is as reported as “Additions to property, plant and equipment” on the consolidated statements of cash flows and excludes “Interest paid capitalized to property, plant and equipment”.

The following operating and financial results are based on fourth-quarter and year-end 2020 gold equivalent production. Production and cost measures are on an attributable basis:

Production1,2: Kinross produced 624,032 attributable Au eq. oz. in Q4 2020, compared with 645,344 Au eq. oz. in Q4 2019. The slight decrease was largely due to lower production at Bald Mountain, Round Mountain and Chirano, largely offset by increases at Tasiast and Paracatu.

Over the full year, Kinross produced 2,366,648 Au eq. oz., in line with the Company’s annual guidance, compared with full-year 2019 production of 2,507,659 Au eq. oz. The decrease was consistent with plan and was a result of lower production at Paracatu, Round Mountain and Chirano, partially offset by higher production at Fort Knox and Tasiast.

Average realized gold price2: The average realized gold price in Q4 2020 increased 26% to $1,875 per ounce, compared with $1,485 per ounce in Q4 2019.

p. 3 Kinross reports 2020 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

The average realized gold price per ounce increased 27% to $1,774 for full-year 2020, compared with $1,392 per ounce for full-year 2019.

Revenue: During the fourth quarter, revenue increased 20% to $1,195.1 million, compared with $996.2 million during the same period in 2019.

Revenue for full-year 2020 increased 20% to $4,213.4 million, compared with $3,497.3 million for full-year 2019.

Production cost of sales1, 2: Production cost of sales per Au eq. oz. decreased to $682 for Q4 2020 compared with $744 for the same period in 2019, mainly as a result of lower costs at Paracatu, Fort Knox and Round Mountain, partially offset by higher costs at Tasiast and Chirano.

Production cost of sales per Au eq. oz. was $723 for full-year 2020, which was in line with guidance, compared with $706 per Au eq. oz. for full-year 2019. The increase was mainly due to higher costs at Chirano.

Production cost of sales per Au oz. on a by-product basis was $653 in Q4 2020 compared with $728 in Q4 2019, based on attributable gold sales of 618,221 ounces and attributable silver sales of 1,149,687 ounces.

Production cost of sales per Au eq. oz. on a by-product was $700 for full-year 2020, compared with $691 for full-year 2019, based on 2020 attributable gold sales of 2,307,735 ounces and attributable silver sales of 4,425,708 ounces.

Margins3: Kinross’ attributable margin per Au eq. oz. sold increased by 61% to $1,193 for Q4 2020, compared with the Q4 2019 margin of $741, which is significantly higher than the 26% quarterly year-over-year increase in average realized gold price.

Full-year 2020 margin per Au eq. oz. sold increased 53% to $1,051, compared with $686 for full-year 2019, outpacing the 27% year-over-year increase in average realized gold price.

All-in sustaining cost1, 2: All-in sustaining cost per Au eq. oz. sold decreased to $1,013 in Q4 2020, compared with $1,050 in Q4 2019. All-in sustaining cost per Au eq. oz. sold was $987 for full-year 2020, which is within the 2020 guidance range, compared with $983 for full-year 2019.

All-in sustaining cost per Au oz. sold on a by-product basis decreased to $991 in Q4 2020, compared with $1,041 in Q4 2019. All-in sustaining cost per Au oz. sold on a by-product basis was $970 for full-year 2020, in line with $974 in the previous year.

Operating cash flow: Adjusted operating cash flow2 for Q4 2020 increased by 36% to $527.6 million, compared with $387.6 million for Q4 2019.

Adjusted operating cash flow2 for the full year increased 59% to $1,912.7 million compared with $1,201.5 million the previous year, primarily due to an increase in margins.

Net operating cash flow increased 67% to $681.1 million for Q4 2020, compared with $408.6 million for Q4 2019. Net operating cash flow for full-year 2020 was $1,957.6 million, a 60% increase compared with $1,224.9 million for full-year 2019.

Free cash flow2: Free cash flow more than tripled to $382.8 million in Q4 2020, a quarterly record, compared with $110.7 million for Q4 2019.

Kinross delivered record free cash flow of $1,041.5 million for full-year 2020, which was significantly higher compared with $164.7 million the previous year.

Earnings: Adjusted net earnings2 more than doubled to $335.1 million, or $0.27 per share, for Q4 2020, compared with $156.0 million, or $0.13 per share, for Q4 2019.

p. 4 Kinross reports 2020 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Full-year 2020 adjusted net earnings2 more than doubled to $966.8 million, or $0.77 per share, compared with adjusted net earnings of $422.9 million, or $0.34 per share, for full-year 2019, mainly due to higher margins partially offset by an increase in depreciation, depletion and amortization and income tax expense.

Reported net earnings4 increased 50% to $783.3 million, or $0.62 per share, for Q4 2020, compared with $521.5 million, or $0.41 per share, for Q4 2020.

Reported net earnings4 in full-year 2020 increased 87% to $1,342.4 million, or $1.07 per share, compared with $718.6 million, or $0.57 per share, in 2019. The increase was primarily as a result of the increase in operating earnings, including impairment reversals, partially offset by the increase in income tax expense.

Included in reported net earnings in 2020 is a non-cash, after-tax impairment reversal of $612.8 million at Tasiast, Lobo-Marte and Chirano of $299.5 million, $180.4 million, and $132.9 million, respectively. The impairment reversals were related to property, plant and equipment mainly due to higher long-term gold price assumptions.

Capital expenditures: Capital expenditures were $298.3 million for Q4 2020, compared with $297.9 million for Q4 2019.

Capital expenditures for full-year 2020 were $916.1 million, within the Company’s annual guidance, and a $144.1 million decrease compared with $1,060.2 in 2019. The decrease was primarily as a result of reduced spending at Tasiast and the completion of the Bald Mountain Vantage Complex project and the construction of the Round Mountain Phase W project in 2019. These decreases were partially offset by additional mining equipment purchased at Paracatu.

Balance sheet

As of December 31, 2020, Kinross had cash and cash equivalents of $1,210.9 million, compared with $575.1 million at December 31, 2019. The increase was primarily due to strong cash flow and the $200 million drawdown on the Tasiast project financing. The increase in Kinross’ cash position was partially offset by the first 50% payment for the Chulbatkan acquisition5, payment for the 70% interest in the Peak development project, along with the $100 million in debt repayments on the revolving credit facility, and total interest and dividend payments.

The Company had additional available credit of $1,563.6 million as of December 31, 2020 and total liquidity of approximately $2.8 billion. Kinross had total debt of approximately $1.9 billion at year-end 2020, of which $500 million in senior notes are due in September 2021, which the Company intends to repay.

Kinross has further improved its debt metrics, including its net debt to EBITDA ratio, and continues to prioritize maintaining and strengthening its investment grade balance sheet.

Operating results

Mine-by-mine summaries for 2020 fourth-quarter and full-year operating results may be found on pages 13 and 17 of this news release. Highlights include the following:

Americas

Paracatu production for the full year decreased compared with the record production in the previous year mainly due to anticipated lower recoveries and throughput as result of the mine plan, partially offset by higher grades. Full-year cost of sales per ounce sold was largely in line with 2019. Paracatu finished the year with a strong fourth quarter, increasing production and lowering cost of sales per ounce sold compared with Q3 2020. The production increase in Q4 2020 was mostly due to higher mill grades, while cost of sales per ounce sold was lower mainly due to higher production and lower maintenance costs. Mine plan optimization work at Paracatu added 911 Au koz. to its mineral reserve estimates before depletion, extending mine life by one year to 2032.

5 The second 50% payment was made in January 2021, which the Company also paid in cash.

p. 5 Kinross reports 2020 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

At Round Mountain, full-year production was lower compared with 2019 mainly due to anticipated lower mill grades related to mine sequencing, while full-year cost of sales per ounce sold decreased primarily due to lower operating waste mined. In Q4 2020, production increased compared with the previous quarter mainly as a result of higher grades, mill recoveries and ounces recovered from the heap leach pads. Cost of sales per ounce sold increased quarter-over-quarter, which was mostly due to higher operating waste mined, which was anticipated as part of the mine sequencing and is expected to continue in 2021.

At Bald Mountain, full-year production increased slightly compared with 2019 mainly due to higher grades. Cost of sales per ounce sold increased year-over-year primarily as a result of higher operating waste mined. Bald Mountain finished the year well, with production largely in line quarter-over-quarter, while cost of sales per ounce sold decreased, mainly due to lower maintenance costs.

Fort Knox performed well in 2020, as full-year production increased year-over-year, mainly as a result of higher mill grades and mill throughput. Cost of sales per ounce sold for full-year 2020 was largely in line with the previous year. In Q4 2020, production and cost of sales per ounce sold were lower quarter-over-quarter mainly due to an anticipated decrease in mill grades and a re-sequencing in mining which prioritized capital stripping. Construction at the Gilmore project was completed on time and under budget, and first production from the new heap leach pad was achieved in January 2021.

Russia

The Russia region continued to perform well in 2020 while managing pandemic-related challenges as remote, camp-based operations. The combined full-year production at Kupol and Dvoinoye decreased slightly compared with full-year 2019, mainly as a result of anticipated lower grades. Full-year cost of sales per ounce sold was in line with the previous year. Production during Q4 2020 increased compared with the previous quarter, mainly due to higher grades. Cost of sales per ounce sold was higher versus Q3 2020 mainly as a result of an increase in mine cost per tonne at Dvoinoye, as the last tonnes were mined in November 2020. Although mining activities were completed at Dvoinoye as planned, stockpiles are expected to be processed at the Kupol mill over the next three years. Kupol’s brownfields exploration program once again added to the mine’s mineral reserve estimates and extended mine life by one year to 2025, with opportunities for further mine life extensions.

West Africa

In 2020, Tasiast delivered record high annual production and record low cost of sales per ounce sold for the second consecutive year. The mine performed well in 2020 despite the impacts of COVID-19 and the strike in Q2 2020, and finished the year with a strong fourth quarter. Full-year production increased compared with the previous year mainly due to higher mill throughput and grades, while full-year cost of sales per ounce sold decreased mainly as a result of higher production. Tasiast achieved record quarterly production in Q4 2020 primarily as a result of higher mill throughput. Tasiast also reduced cost of sales per ounce quarter-over-quarter mainly due to lower processing costs.

At Chirano, full-year production decreased compared with 2019 mainly due to lower grades, throughput and recoveries. Full-year cost of sales per ounce sold was higher mainly due to higher milling and maintenance costs. In Q4 2020, production was lower quarter-over-quarter mainly due to lower grades from the underground operations. Cost of sales per ounce sold decreased quarter-over-quarter primarily as a result of lower power and milling costs. The exploration program at Chirano continued to yield excellent results and added to the operation’s mineral reserve estimates, helping extend mine life by three years to 2025, with opportunities for further mine life extensions.

Company Guidance

The following section of the news release represents forward-looking information and users are cautioned that actual results may vary. We refer to the risks and assumptions contained in the Cautionary Statement on Forward-Looking Information on page 25 of this news release.

p. 6 Kinross reports 2020 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Production guidance1

In 2021, Kinross expects to produce 2.4 million Au eq. oz. (+/- 5%) from its operations, which is consistent with 2020 production. In 2022 and 2023, annual production is expected to increase to approximately 2.7 million Au eq. oz. and 2.9 million Au eq. oz., respectively.

Annual gold equivalent production guidance (+/- 5%)
2021	2.4 million oz.
2022	2.7 million oz.
2023	2.9 million oz.

Kinross’ 2021 production forecast was impacted by the expected deferred production of approximately 100k Au eq. oz. at Tasiast from 2021 to 2022 due to lower mining rates as a result of COVID-19 impacts in 2020 and the strike in Q2 2020.

In 2021, production is expected to progressively increase quarter-over-quarter, largely driven by higher expected production in the second half of the year at Tasiast. The Company’s three largest mines – Paracatu, Kupol and Tasiast – are expected to account for approximately 60% of the total production in 2021 and are expected to be the lowest cost mines in the portfolio.

The expected production growth in 2022 and 2023 represents additional ounces enabled by planned life of mine extensions and projects resulting from the Company’s previous three-year major capital reinvestment phase, which established a low-risk and timely platform for growth in the current gold price environment. Kinross’ comprehensive continuous improvement programs, which have enhanced productivity and operational efficiencies, and its exploration strategy focused on promising prospects around existing operations, also contributed to the anticipated production increase.

Cost of sales guidance1

Production cost of sales is expected to be $790 per Au eq. oz. (+/- 5%) for 2021. The year-over-year increase is mainly due to higher operating waste mined as a result of planned mine sequencing, particularly at the U.S. mines and at Tasiast in the second half of the year. The delayed access to higher grade ore at Tasiast as a result of COVID-19 impacts and a decrease in low-cost ounces from Dvoinoye, which completed mining in November 2020 as planned, also affected 2021 cost of sales guidance. Cost of sales per ounce is expected to increase quarter-over-quarter during the year, largely driven by anticipated increases in operating waste mined.

Cost of sales per ounce sold is expected to decrease in 2022 and return to levels that are largely in line with 2020. The decrease is expected to be driven by lower-cost ounces from Tasiast and La Coipa in 2022 and higher total production.

The Company expects all-in sustaining cost to be $1,025 per ounce sold (+/- 5%) on both a gold equivalent and by-product basis for 2021. The increase is mainly driven by the expected higher cost of sales per ounce.

2021 by-product production and cost guidance

Accounting basis	2021 Guidance (+/- 5%)
Gold equivalent basis
Production (Au eq. oz.)[1,2]	2.4 million
Average production cost of sales per Au eq. oz. [1,2]	$790
All-in sustaining cost per Au eq. oz. [1,2]	$1,025

p. 7 Kinross reports 2020 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

By-product basis
Gold ounces[1]	2.4 million
Silver ounces	4.0 million
Average production cost of sales per Au oz. [1,2]	$770

2021 regional production and cost guidance1

Region	Forecast 2021 production (Au eq. oz.)	Percentage of total forecast production[6]	Forecast 2021 production cost of sales (per Au eq. oz.)[2]
Americas	1.4 million (+/- 5%)	58%	$800 (+/- 5%)
West Africa (attributable)	520,000 (+/- 10%)	22%	$870 (+/- 10%)
Russia	480,000 (+/- 5%)	20%	$650 (+/- 5%)
Total	2.4 million (+/- 5%)	100%	$790 (+/- 5%)

Material assumptions used to forecast 2021 production cost of sales are as follows:

•	a gold price of $1,500 per ounce;
•	a silver price of $20 per ounce;
•	an oil price of $55 per barrel;
•	foreign exchange rates of:
o	5.0 Brazilian reais to the U.S. dollar;
o	1.30 Canadian dollars to the U.S. dollar;
o	70 Russian roubles to the U.S. dollar;
o	725 Chilean pesos to the U.S. dollar;
o	5.50 Ghanaian cedis to the U.S. dollar;
o	35 Mauritanian ouguiyas to the U.S. dollar; and
o	0.90 U.S. dollar to the Euro.

Taking into account existing currency and oil hedges:

•	a 10% change in foreign currency exchange rates would be expected to result in an approximate $14 impact on production cost of sales per ounce[7];
•	specific to the Russian rouble, a 10% change in this exchange rate would be expected to result in an approximate $15 impact on Russian production cost of sales per ounce;
•	specific to the Brazilian real, a 10% change in this exchange rate would be expected to result in an approximate $25 impact on Brazilian production cost of sales per ounce;
•	a $10 per barrel change in the price of oil would be expected to result in an approximate $3 impact on production cost of sales per ounce; and
•	a $100 change in the price of gold would be expected to result in an approximate $5 impact on production cost of sales per ounce as a result of a change in royalties.

Capital expenditures guidance

Total capital expenditures for 2021 are forecast to be approximately $900 million (+/- 5%) and are summarized in the table below.

6 The percentages are calculated based on the mid-point of regional 2020 forecast production.

7 Refers to all of the currencies in the countries where the Company has mining operations, fluctuating simultaneously by 10% in the same direction, either appreciating or depreciating, taking into consideration the impact of hedging and the weighting of each currency within our consolidated cost structure.

p. 8 Kinross reports 2020 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Kinross’ capital expenditures outlook for 2022 and 2023 are $800 million and $700 million, respectively, and is based on Kinross’ current baseline production guidance. However, as previously indicated, capital expenditures for 2022 and 2023 exclude additional opportunities in the Company’s pipeline and is therefore expected to increase to approximate 2021 levels if additional projects are approved, including Round Mountain Phase S, Peak, Lobo-Marte and other projects.8

Region	Forecast 2021 sustaining capital (million)	Forecast 2021 non-sustaining capital (million)	Total forecast capital (+/- 5%) (million)
Americas	$270	$295	$565
West Africa	$40	$225	$265
Russia	$25	$40	$65
Corporate	$5	$0	$5

TOTAL	$340	$560	$900

2021 sustaining capital includes the following forecast spending estimates:

• Mine development:	$70 million (Americas); $10 million (Russia); $10 million (West Africa)
• Mobile equipment:	$75 million (Americas); $10 million (Russia); $5 million (West Africa)
• Tailings facilities:	$40 million
• Mill facilities:	$25 million (Americas); $10 million (West Africa)
• Leach facilities:	$30 million (Americas)

2021 non-sustaining capital includes the following forecast spending estimates:

•	La Coipa Restart:	$180 million
•	Development and growth projects and studies:	$130 million
•	Tasiast West Branch stripping:	$125 million
•	Tasiast 24k project:	$75 million
•	Round Mountain Phase W stripping:	$30 million
•	Fort Knox Gilmore stripping:	$20 million

Other 2021 guidance

The 2021 forecast for exploration is approximately $120 million, all of which is expected to be expensed. The increase compared with full-year 2020 will facilitate an enhanced program to follow-up on 2020’s exploration success and exploration projects acquired in 2020, such as the Kayenmyvaam and Kavralyanskaya projects near Kupol, Chulbatkan, and the Peak development project in Alaska.

The 2021 forecast for overhead (general and administrative and business development expenses) is approximately $155 million, which is largely in line with last year’s guidance. The Company has made cost improvements over recent years, with 2021 annual overhead guidance down $50 million over the past five years.

Other operating costs expected to be incurred in 2021 are approximately $150 million, which are principally due to $70 million in pandemic-related mitigation measures.

Based on an assumed gold price of $1,500 per ounce and other budget assumptions, tax expense is expected to be $140 million and taxes paid is expected to be $200 million. Adjusting the Brazilian real and Russian rouble to the respective exchange rates of 5.20 and 74 to the U.S. dollar in effect at December 31, 2020, tax expense would be expected to be $160 million. Tax expense is expected to increase by 26% of any profit resulting from higher gold

8 Kinross’ capital expenditures estimates for 2021 – 2023 includes preliminary capital estimates of approximately $330 million for the Udinsk project.

p. 9 Kinross reports 2020 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

prices. Taxes paid is expected to increase by a range of $20 million to $26 million for every $100 increase in the realized gold price.

Depreciation, depletion and amortization is forecast to be approximately $390 (+/-5%) per Au eq. oz.

Interest paid is forecast to be approximately $110 million, which includes $55 million of capitalized interest.

Environment, Social, Governance highlights (ESG)

Kinross continued to deliver on its ESG commitments in 2020, with the Company’s performance attributable to its values, strong policies and governance systems. ESG is embedded in Kinross’ culture, strategy and operations, and directly contributes to its license to operate.

The Company’s ESG performance consistently ranks in the top quartile of its peer group, as measured by Sustainalytics, MSCI, ISS, Vigeo, Refinitiv and S&P’s Dow Jones Sustainability Index. Kinross was recognized through inclusion in the S&P Global Sustainability Yearbook 2021, marking the Company’s eighth consecutive year in the industry’s top 10 for ESG performance, and its “A” level rating by MSCI. As a World Gold Council member, Kinross played an active role in the development of the Responsible Gold Mining Principles and is making good progress on the process of conformance.

Managing the risks associated with the COVID-19 pandemic was a key area of focus in 2020, as the Company implemented rigorous safety measures across its global portfolio to safeguard its workforce. Kinross provided approximately $6 million in the communities where the Company operates towards efforts to combat COVID-19 impacts, including support for health services, food security and bolstering local economies. By ensuring operational continuity, Kinross also maintained the economic benefits that its operations provide to host countries and communities during a challenging time.

Despite the impact of COVID-19, Kinross’ overall 2020 safety performance was in line with its three-year averages, with injury frequency rates among the lowest in the industry. This was overshadowed by a mine site fatality at Round Mountain, the first for the Company since 2017. Immediately following the incident Kinross held a global Safety Stand-down to reflect, reiterate the importance of safety, identify tangible actions to continually improve processes, and share insights and best practices across its global portfolio.

Kinross’ strong record of environmental performance was illustrated in World Wildlife Fund (WWF) Russia’s environmental transparency rating of mining and metals companies, ranking first in three of the past four years, including the top ranking in 2020. In Alaska, Kinross’ successful reclamation of the True North mine, the first large metal mine to be returned to the State and opened for public access, was publicly endorsed by the Alaska Department of Natural Resources and continues a long and successful track record of responsible reclamation by the Company.

Kinross continued to improve its disclosure on climate, including benchmarking against the recommendations made by the Task Force on Climate-related Financial Disclosures (TCFD). In 2020, the Company conducted a climate risk and opportunity assessment across all sites, including scenario analysis of projected climate change.

Social engagement was strong despite the limitations imposed by COVID-19 restrictions, with approximately 105,000 stakeholder interactions conducted during 2020. Kinross continued to provide significant economic benefits through taxes, support of local suppliers and employment, with more than 98% of Kinross employees from its host countries. The Company’s community investments supported over 938,000 beneficiaries during the year. Kinross also advanced its inclusion and diversity goals in 2020, with 33% female representation on the Board, and a commitment to Canada’s BlackNorth Initiative and its anti-racism pledge.

In the area of corporate governance, Kinross maintained its strong performance. The Company’s Board of Directors succession program has brought in seven new directors since 2015 and enabled effective succession planning. The Company was also recognized as the top mining company in The Globe and Mail’s annual corporate governance ranking.

p. 10 Kinross reports 2020 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

For more information on Kinross’ sustainability performance, see the Company’s 2019 Sustainability Report, published in August 2020. The Report follows the Global Reporting Initiative (GRI) framework, fulfills Kinross’ commitment as a participant in the UN Global Compact and, for the first time, included indicators and metrics from the SASB (Sustainability Accounting Standards Board) Metals and Mining Standard.

Board update

Mr. John A. Brough, who had been a Kinross Board member since 1994 and was the Chair of the Board’s Audit and Risk Committee for many years, retired effective December 31, 2020. Kinross’ management and Board would like to thank Mr. Brough for his long and distinguished directorship on the Board and his many significant contributions to the Company.

As previously disclosed, Mr. Glenn A. Ives has assumed the role of Chair of the Audit and Risk Committee.

Conference call details

In connection with this news release, Kinross will hold a conference call and audio webcast on Thursday, February 11, 2021 at 8 a.m. ET to discuss the results, followed by a question-and-answer session. To access the call, please dial:

Canada & US toll-free – +1 (833) 968-2237; Passcode: 9694745

Outside of Canada & US – +1 (825) 312-2059; Passcode: 9694745

Replay (available up to 14 days after the call):

Canada & US toll-free – +1 (800) 585-8367; Passcode: 9694745

Outside of Canada & US – +1 (416) 621-4642; Passcode: 9694745

You may also access the conference call on a listen-only basis via webcast at our website www.kinross.com. The audio webcast will be archived on our website at www.kinross.com.

This release should be read in conjunction with Kinross’ 2020 year-end Financial Statements and Management’s Discussion and Analysis report at www.kinross.com. Kinross’ 2020 year-end Financial Statements and Management’s Discussion and Analysis have been filed with Canadian securities regulators (available at www.sedar.com) and furnished with the U.S. Securities and Exchange Commission (available at www.sec.gov). Kinross shareholders may obtain a copy of the financial statements free of charge upon request to the Company.

p. 11 Kinross reports 2020 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

About Kinross Gold Corporation

Kinross is a Canadian-based senior gold mining company with mines and projects in the United States, Brazil, Russia, Mauritania, Chile and Ghana. Our focus is on delivering value based on the core principles of operational excellence, balance sheet strength, disciplined growth and responsible mining. Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media Contact

Louie Diaz

Vice-President, Corporate Communications

phone: 416-369-6469

louie.diaz@kinross.com

Investor Relations Contact

Tom Elliott

Senior Vice-President, Investor Relations

phone: 416-365-3390

tom.elliott@kinross.com

p. 12 Kinross reports 2020 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Review of operations

Three months ended December 31,		Gold equivalent ounces
	Produced		Sold		Production cost of sales ($millions)		Production cost of sales/equivalent ounce sold
	2020	2019	2020	2019	2020	2019	2020	2019

Fort Knox	57,523	53,183	57,849	55,040	$ 51.1	$ 65.9	$ 883	$ 1,197
Round Mountain	89,422	103,501	89,709	108,402	62.2	79.3	693	732
Bald Mountain	51,487	66,147	57,087	65,381	45.4	49.8	795	762
Paracatu	148,218	140,224	150,881	140,430	91.2	111.1	604	791
Maricunga	414	3,221	2,035	17,455	1.1	11.7	541	670
Americas Total	347,064	366,276	357,561	386,708	251.0	317.8	702	822

Kupol	130,731	132,009	131,541	135,083	79.1	83.3	601	617
Russia Total	130,731	132,009	131,541	135,083	79.1	83.3	601	617

Tasiast	111,028	102,973	107,865	101,940	60.8	50.4	564	494
Chirano (100%)	39,121	48,984	40,202	47,186	45.6	49.0	1,134	1,038
West Africa Total	150,149	151,957	148,067	149,126	106.4	99.4	719	667

Operations Total	627,944	650,242	637,169	670,917	436.5	500.5	685	746
Less Chirano non-controlling interest (10%)	(3,912)	(4,898)	(4,020)	(4,718)	(4.6)	(4.9)
Attributable Total	624,032	645,344	633,149	666,199	$ 431.9	$ 495.6	$ 682	$ 744

Years ended December 31,		Gold equivalent ounces
	Produced		Sold		Production cost of sales ($millions)		Production cost of sales/equivalent ounce sold
	2020	2019	2020	2019	2020	2019	2020	2019

Fort Knox	237,925	200,263	238,349	200,323	$ 251.3	$ 213.7	$ 1,054	$ 1,067
Round Mountain	324,277	361,664	319,228	360,739	219.6	250.6	688	695
Bald Mountain	191,282	187,961	186,549	177,802	155.9	136.6	836	768
Paracatu	542,435	619,563	541,506	619,009	358.9	412.3	663	666
Maricunga	3,546	38,601	8,947	43,756	3.7	31.5	414	720
Americas Total	1,299,465	1,408,052	1,294,579	1,401,629	989.4	1,044.7	764	745

Kupol	510,743	527,343	510,973	526,458	304.5	314.1	596	597
Russia Total	510,743	527,343	510,973	526,458	304.5	314.1	596	597

Tasiast	406,509	391,097	403,789	382,803	235.7	230.4	584	602
Chirano (100%)	166,590	201,296	166,207	201,868	196.1	189.7	1,180	940
West Africa Total	573,099	592,393	569,996	584,671	431.8	420.1	758	719

Operations Total	2,383,307	2,527,788	2,375,548	2,512,758	1,725.7	1,778.9	726	708
Less Chirano non-controlling interest (10%)	(16,659)	(20,129)	(16,621)	(20,186)	(19.6)	(19.0)
Attributable Total	2,366,648	2,507,659	2,358,927	2,492,572	$ 1,706.1	$ 1,759.9	$ 723	$ 706

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Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Consolidated balance sheets

(expressed in millions of U.S. dollars, except share amounts)

	As at
	December 31,	December 31,
	2020	2019

Assets
Current assets
Cash and cash equivalents	$ 1,210.9	$ 575.1
Restricted cash	13.7	15.2
Accounts receivable and other assets	122.3	137.4
Current income tax recoverable	29.9	43.2
Inventories	1,072.9	1,053.8
	2,449.7	1,824.7
Non-current assets
Property, plant and equipment	7,653.5	6,340.0
Goodwill	158.8	158.8
Long-term investments	113.0	126.2
Investment in joint venture	18.3	18.4
Other long-term assets	537.2	572.7
Deferred tax assets	2.7	35.2
Total assets	$ 10,933.2	$ 9,076.0

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$ 479.2	$ 469.3
Current income tax payable	114.5	68.0
Current portion of long-term debt and credit facilities	499.7	-
Current portion of provisions	63.8	57.9
Other current liabilities	49.7	20.3
Deferred payment obligation	141.5	-
	1,348.4	615.5
Non-current liabilities
Long-term debt and credit facilities	1,424.2	1,837.4
Provisions	861.1	838.6
Long-term lease liabilities	46.3	38.9
Other long-term liabilities	102.4	108.5
Deferred tax liabilities	487.8	304.5
Total liabilities	$ 4,270.2	$ 3,743.4

Equity
Common shareholders' equity
Common share capital	$ 4,473.7	$ 14,926.2
Contributed surplus	10,709.0	242.1
Accumulated deficit	(8,562.5)	(9,829.4)
Accumulated other comprehensive income (loss)	(23.7)	(20.4)
Total common shareholders' equity	6,596.5	5,318.5
Non-controlling interests	66.5	14.1
Total equity	6,663.0	5,332.6
Total liabilities and equity	$ 10,933.2	$ 9,076.0

Common shares
Authorized	Unlimited	Unlimited
Issued and outstanding	1,258,320,461	1,253,765,724

p. 14 Kinross reports 2020 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Consolidated statements of operations

(expressed in millions of U.S. dollars, except share and per share amounts)
	Years ended
	December 31,	December 31,
	2020	2019
Revenue
Metal sales	$ 4,213.4	$ 3,497.3

Cost of sales
Production cost of sales	1,725.7	1,778.9
Depreciation, depletion and amortization	842.3	731.3
Reversals of impairment charges - net	(650.9)	(361.8)
Total cost of sales	1,917.1	2,148.4
Gross profit	2,296.3	1,348.9
Other operating expense	186.5	108.5
Exploration and business development	92.5	113.5
General and administrative	117.9	135.8
Operating earnings	1,899.4	991.1
Other income - net	7.4	72.7
Finance income	4.3	7.9
Finance expense	(112.6)	(107.9)
Earnings before tax	1,798.5	963.8
Income tax expense - net	(439.8)	(246.7)
Net earnings	$ 1,358.7	$ 717.1
Net earnings (loss) attributable to:
Non-controlling interests	$ 16.3	$ (1.5)
Common shareholders	$ 1,342.4	$ 718.6

Earnings per share attributable to common shareholders
Basic	$ 1.07	$ 0.57
Diluted	$ 1.06	$ 0.57

Weighted average number of common shares outstanding (millions)
Basic	1,257.2	1,252.3
Diluted	1,268.0	1,262.3

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Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Consolidated statements of cash flows

(expressed in millions of U.S. dollars)
	Years ended
	December 31,	December 31,
	2020	2019
Net inflow (outflow) of cash related to the following activities:
Operating:
Net earnings	$1,358.7	$717.1
Adjustments to reconcile net earnings to net cash provided from operating activities:
Depreciation, depletion and amortization	842.3	731.3
Reversals of impairment charges - net	(650.9)	(361.8)
Share-based compensation expense	13.7	14.3
Finance expense	112.6	107.9
Deferred tax expense	217.9	41.1
Foreign exchange losses (gains) and other	11.8	(53.2)
Reclamation expense (recovery)	6.6	(11.9)
Changes in operating assets and liabilities:
Accounts receivable and other assets	(120.9)	(64.5)
Inventories	(6.8)	53.8
Accounts payable and accrued liabilities	279.0	165.9
Cash flow provided from operating activities	2,064.0	1,340.0
Income taxes paid	(106.4)	(115.1)
Net cash flow provided from operating activities	1,957.6	1,224.9
Investing:
Additions to property, plant and equipment	(916.1)	(1,060.2)
Interest paid capitalized to property, plant and equipment	(47.9)	(45.0)
Acquisitions	(267.0)	(30.0)
Net (additions to) proceeds from the sale of long-term investments and other assets	(5.9)	71.6
Net proceeds from the sale of property, plant and equipment	8.4	31.9
Increase in restricted cash - net	(23.5)	(2.5)
Interest received and other - net	2.9	7.6
Net cash flow used in investing activities	(1,249.1)	(1,026.6)
Financing:
Proceeds from drawdown of debt	950.0	300.0
Repayment of debt	(850.0)	(200.0)
Interest paid	(63.1)	(55.6)
Payment of lease liabilities	(20.7)	(14.3)
Dividends paid to common shareholders	(75.5)	-
Dividends paid to non-controlling interest	(6.0)	(5.0)
Other - net	(2.4)	-
Net cash flow (used in) provided from financing activities	(67.7)	25.1
Effect of exchange rate changes on cash and cash equivalents	(5.0)	2.7
Increase in cash and cash equivalents	635.8	226.1
Cash and cash equivalents, beginning of period	575.1	349.0
Cash and cash equivalents, end of period	$1,210.9	$575.1

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Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Operating Summary
	Mine	Period	Ownership	Tonnes Ore Mined (a)	Ore Processed (Milled) (a)	Ore Processed (Heap Leach) (a)	Grade (Mill)	Grade (Heap Leach)	Recovery (b)(h)	Gold Eq Production (e)	Gold Eq Sales (e)	Production cost of sales	Production cost of sales/oz	Cap Ex (g)	DD&A
			(%)	('000 tonnes)	('000 tonnes)	('000 tonnes)	(g/t)	(g/t)	(%)	(ounces)	(ounces)	($ millions)	($/ounce)	($ millions)	($ millions)
Americas	Fort Knox	Q4 2020	100	8,456	2,583	7,021	0.61	0.20	80%	57,523	57,849	$ 51.1	$ 883	$ 46.0	$ 23.2
		Q3 2020	100	7,202	2,664	5,497	0.67	0.19	83%	72,705	73,267	$ 69.5	$ 949	$ 39.7	$ 27.9
		Q2 2020	100	6,116	2,048	4,783	0.73	0.23	83%	56,031	56,465	66.1	$ 1,171	33.9	23.3
		Q1 2020	100	6,795	1,859	5,694	0.60	0.23	80%	51,667	50,768	64.6	$ 1,272	19.1	22.8
		Q4 2019	100	7,648	2,615	5,498	0.43	0.20	81%	53,183	55,040	65.9	$ 1,197	37.1	25.0
	Round Mountain	Q4 2020	100	6,542	988	6,315	0.92	0.50	83%	89,422	89,709	$ 62.2	$ 693	$ 41.2	$ 15.2
		Q3 2020	100	6,085	972	5,884	0.79	0.39	83%	76,039	72,717	$ 49.7	$ 683	$ 39.2	$ 11.6
		Q2 2020	100	4,431	911	4,357	0.80	0.36	84%	74,351	71,087	51.6	$ 726	36.9	10.2
		Q1 2020	100	3,700	954	3,594	0.83	0.43	83%	84,465	85,715	56.1	$ 654	41.8	12.6
		Q4 2019	100	7,408	882	7,140	1.00	0.36	82%	103,501	108,402	79.3	$ 732	62.7	12.6
	Bald Mountain	Q4 2020	100	6,076	-	6,076	-	0.42	nm	51,487	57,087	$ 45.4	$ 795	$ 19.3	$ 44.3
		Q3 2020	100	4,922	-	4,922	-	0.56	nm	49,339	37,492	$ 32.1	$ 856	$ 23.4	$ 27.1
		Q2 2020	100	4,051	-	4,051	-	0.53	nm	48,368	49,594	42.7	$ 861	29.6	30.2
		Q1 2020	100	3,254	-	3,254	-	0.55	nm	42,087	42,376	35.7	$ 842	31.5	26.7
		Q4 2019	100	2,928	-	3,007	-	0.48	nm	66,147	65,381	49.8	$ 762	54.6	36.3
	Paracatu	Q4 2020	100	12,611	12,655	-	0.51	-	77%	148,218	150,881	$ 91.2	$ 604	$ 61.6	$ 58.2
		Q3 2020	100	12,468	13,673	-	0.38	-	74%	131,000	128,782	$ 96.6	$ 750	$ 27.2	$ 42.4
		Q2 2020	100	15,223	14,703	-	0.40	-	74%	138,851	140,646	83.6	$ 594	49.1	45.2
		Q1 2020	100	12,350	13,224	-	0.39	-	75%	124,367	121,197	87.5	$ 722	14.4	37.7
		Q4 2019	100	12,393	14,168	-	0.38	-	76%	140,224	140,430	111.1	$ 791	21.4	42.8
	Maricunga	Q4 2020	100	-	-	-	-	-	nm	414	2,035	$ 1.1	$ 541	$ -	$ 0.1
		Q3 2020	100	-	-	-	-	-	nm	3,132	4,442	$ 1.0	$ 225	$ -	$ 0.2
		Q2 2020	100	-	-	-	-	-	nm	-	1,159	0.8	$ 690	-	0.3
		Q1 2020	100	-	-	-	-	-	nm	-	1,311	0.8	$ 610	-	0.3
		Q4 2019	100	-	-	-	-	-	nm	3,221	17,455	11.7	$ 670	-	0.4
Russia	Kupol (c)(d)(f)	Q4 2020	100	293	432	-	9.24	-	95%	130,731	131,541	$ 79.1	$ 601	$ 15.1	$ 31.0
		Q3 2020	100	365	430	-	8.99	-	95%	128,144	126,637	$ 69.2	$ 546	$ 6.1	$ 27.0
		Q2 2020	100	386	416	-	9.73	-	95%	130,983	130,771	79.3	$ 606	5.9	31.1
		Q1 2020	100	500	425	-	8.73	-	95%	120,885	122,024	76.9	$ 630	5.6	34.4
		Q4 2019	100	468	435	-	9.14	-	95%	132,009	135,083	83.3	$ 617	15.8	34.8
West Africa	Tasiast	Q4 2020	100	1,206	1,470	-	2.48	-	94%	111,028	107,865	$ 60.8	$ 564	$ 65.0	$ 46.5
		Q3 2020	100	1,338	1,244	-	2.78	-	94%	103,065	103,295	$ 65.2	$ 631	$ 50.0	$ 50.2
		Q2 2020	100	1,134	1,168	-	2.40		94%	88,579	98,679	57.8	$ 586	40.6	54.8
		Q1 2020	100	1,160	1,467	-	2.31	-	95%	103,837	93,950	51.9	$ 552	69.2	40.3
		Q4 2019	100	1,129	1,379	-	2.39	-	96%	102,973	101,940	50.4	$ 494	86.1	35.0
	Chirano - 100%	Q4 2020	100	915	801	-	1.75	-	88%	39,121	40,202	$ 45.6	$ 1,134	$ 11.3	$ 13.1
		Q3 2020	100	768	815	-	1.87	-	88%	44,320	46,586	$ 56.1	$ 1,204	$ 5.0	$ 16.1
		Q2 2020	100	679	785	-	1.85	-	88%	38,683	40,084	46.6	$ 1,163	5.8	13.1
		Q1 2020	100	690	873	-	1.73	-	88%	44,465	39,335	47.8	$ 1,215	5.1	15.9
		Q4 2019	100	737	844	-	2.00	-	91%	48,984	47,186	49.0	$ 1,038	8.0	21.4
	Chirano - 90%	Q4 2020	90	915	801	-	1.75	-	88%	35,209	36,182	$ 41.0	$ 1,134	$ 10.2	$ 11.8
		Q3 2020	90	768	815	-	1.87	-	88%	39,888	41,927	$ 50.5	$ 1,204	$ 4.5	$ 14.5
		Q2 2020	90	679	785	-	1.85	-	88%	34,815	36,076	41.9	$ 1,163	5.2	11.8
		Q1 2020	90	690	873	-	1.73	-	88%	40,019	35,401	43.0	$ 1,215	4.7	14.3
		Q4 2019	90	737	844	-	2.00	-	91%	44,086	42,468	44.1	$ 1,038	7.2	19.3

(a)	Tonnes of ore mined and processed represent 100% Kinross for all periods presented.
(b)	Due to the nature of heap leach operations, recovery rates at Maricunga and Bald Mountain cannot be accurately measured on a quarterly basis. Recovery rates at Fort Knox, Round Mountain and Tasiast represent mill recovery only.
(c)	The Kupol segment includes the Kupol and Dvoinoye mines.
(d)	Kupol silver grade and recovery were as follows: Q4 2020: 65.05 g/t, 84%; Q3 2020: 74.19 g/t, 88%; Q2 2020: 70.36 g/t, 86% Q1 2020: 80.02 g/t, 84% Q4 2019: 65.63 g/t, 85%.
(e)	Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent based on the ratio of the average spot market prices for the commodities for each period. The ratios for the quarters presented are as follows: Q4 2020: 77.02:1, Q3 2020: 78.68:1; Q2 2020: 104.49:1, Q1 2020: 93.34:1, Q4 2019: 85.59:1.
(f)	Dvoinoye ore processed and grade were as follows: Q4 2020: 115,998, 9.25 g/t; Q3 2020: 115,054, 9.44 g/t; Q2 2020: 113,472, 9.55 g/t; Q1 2020: 117,502, 9.24 g/t; Q4 2019: 100,685, 9.89 g/t.
(g)	"Capital expenditures" is as reported as “Additions to property, plant and equipment” on the consolidated statement of cash flows and excludes “Interest paid capitalized to property, plant and equipment”.
(h)	"nm" means not meaningful.

p. 17 Kinross reports 2020 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Reconciliation of non-GAAP financial measures

The Company has included certain non-GAAP financial measures in this document. These measures are not defined under International Financial Reporting Standards (IFRS) and should not be considered in isolation. The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. The inclusion of these measures is meant to provide additional information and should not be used as a substitute for performance measures prepared in accordance with IFRS. These measures are not necessarily standard and therefore may not be comparable to other issuers.

Adjusted net earnings attributable to common shareholders and adjusted net earnings per share are non-GAAP measures which determine the performance of the Company, excluding certain impacts which the Company believes are not reflective of the Company’s underlying performance for the reporting period, such as the impact of foreign exchange gains and losses, reassessment of prior year taxes and/or taxes otherwise not related to the current period, impairment charges (reversals), gains and losses and other one-time costs related to acquisitions, dispositions and other transactions, and non-hedge derivative gains and losses. Although some of the items are recurring, the Company believes that they are not reflective of the underlying operating performance of its current business and are not necessarily indicative of future operating results. Management believes that these measures, which are used internally to assess performance and in planning and forecasting future operating results, provide investors with the ability to better evaluate underlying performance, particularly since the excluded items are typically not included in public guidance. However, adjusted net earnings and adjusted net earnings per share measures are not necessarily indicative of net earnings and earnings per share measures as determined under IFRS.

The following table provides a reconciliation of net earnings to adjusted net earnings for the periods presented:

	Adjusted Net Earnings
(expressed in millions of U.S dollars, except per share amounts)	Three months ended		Years ended
	December 31,		December 31,
	2020	2019	2020	2019

Net earnings attributable to common shareholders - as reported	$ 783.3	$ 521.5	$ 1,342.4	$ 718.6
Adjusting items:
Foreign exchange losses (gains)	8.2	6.0	7.3	(0.6)
Foreign exchange losses (gains) on translation of tax basis and foreign exchange on deferred income taxes within income tax expense	4.6	(12.3)	101.2	1.6
Taxes in respect of prior periods	39.7	(0.1)	51.3	33.3
Reclamation and remediation expenses (recoveries)	6.6	(11.9)	6.6	(11.9)
Reversals of impairment charges - net(a)	(602.6)	(361.8)	(650.9)	(361.8)
COVID-19 and Tasiast strike costs(b)	23.3	-	72.4	-
U.S. CARES Act net benefit	-	-	(25.4)	-
Gain on disposition of royalty portfolio	-	(72.7)	-	(72.7)
Fort Knox pit wall slide related costs	-	8.0	-	25.1
Restructuring costs	-	-	-	12.2
Other	3.1	2.7	0.2	7.6
Tax effect of the above adjustments	68.9	76.6	61.7	71.5
	(448.2)	(365.5)	(375.6)	(295.7)
Adjusted net earnings attributable to common shareholders	$ 335.1	$ 156.0	$ 966.8	$ 422.9
Weighted average number of common shares outstanding - Basic	1,258.3	1,253.5	1,257.2	1,252.3
Adjusted net earnings per share	$ 0.27	$ 0.13	$ 0.77	$ 0.34

(a)	During the year ended December 31, 2020, the Company recorded non-cash reversals of impairment charges of $689.0 million related to property, plant and equipment at Tasiast, Chirano and Lobo-Marte. The tax impacts on the impairment reversals at Chirano and Lobo-Marte were expenses of $71.6 million and $4.6 million, respectively. In addition, the Company recorded impairment charges of $38.1 million related to certain supplies inventories. During the year ended December 31, 2019, the Company recorded non-cash reversals of impairment charges of $361.8 million related to property, plant and equipment at Paracatu and Tasiast. The tax impact on the impairment reversal at Paracatu was an expense of $68.2 million. There were no tax impacts on the impairment reversals at Tasiast in 2020 and 2019.
(b)	During the year ended December 31, 2020, $64.1 million (fourth quarter of 2020 - $23.3 million) of COVID-19 related labour, health & safety, donations and other support program costs, as well as $8.3 million of Tasiast strike costs, were incurred.

p. 18 Kinross reports 2020 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Free cash flow is a non-GAAP measure and is defined as net cash flow provided from operating activities less capital expenditures. The Company believes that that this measure, which is used internally to evaluate the Company’s underlying cash generation performance and the ability to repay creditors and return cash to shareholders, provides investors with the ability to better evaluate the Company’s underlying performance. However, the free cash flow measure is not necessarily indicative of operating earnings or net cash flow from operations as determined under IFRS.

The following table provides a reconciliation of free cash flow for the periods presented:

	Free Cash Flow
(expressed in millions of U.S dollars)	Three months ended		Years ended
	December 31,		December 31,
	2020	2019	2020	2019

Net cash flow provided from operating activities - as reported	$ 681.1	$ 408.6	$ 1,957.6	$ 1,224.9

Less: Additions to property, plant and equipment	(298.3)	(297.9)	(916.1)	(1,060.2)

Free cash flow	$ 382.8	$ 110.7	$ 1,041.5	$ 164.7

Adjusted operating cash flow is a non-GAAP measure and is defined as cash flow from operations excluding certain impacts which the Company believes are not reflective of the Company’s regular operating cash flow and excluding changes in working capital. Working capital can be volatile due to numerous factors, including the timing of tax payments, and in the case of Kupol, a build-up of inventory due to transportation logistics. The Company uses adjusted operating cash flow internally as a measure of the underlying operating cash flow performance and future operating cash flow-generating capability of the Company. However, the adjusted operating cash flow measure is not necessarily indicative of net cash flow from operations as determined under IFRS.

The following table provides a reconciliation of adjusted operating cash flow for the periods presented:

	Adjusted Operating Cash Flow
(expressed in millions of U.S dollars)	Three months ended		Years ended
	December 31,		December 31,
	2020	2019	2020	2019

Net cash flow provided from operating activities - as reported	$ 681.1	$ 408.6	$ 1,957.6	$ 1,224.9

Adjusting items:
Tax payments in respect of prior years	-	-	-	16.7
Working capital changes:
Accounts receivable and other assets	(47.7)	(37.4)	120.9	64.5
Inventories	33.1	(44.3)	6.8	(53.8)
Accounts payable and other liabilities, including income taxes paid	(138.9)	60.7	(172.6)	(50.8)
	(153.5)	(21.0)	(44.9)	(23.4)
Adjusted operating cash flow	$ 527.6	$ 387.6	$ 1,912.7	$ 1,201.5

p. 19 Kinross reports 2020 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Consolidated production cost of sales per gold equivalent ounce sold is a non-GAAP measure and is defined as production cost of sales as reported on the consolidated statement of operations divided by the total number of gold equivalent ounces sold. This measure converts the Company’s non-gold production into gold equivalent ounces and credits it to total production.

Attributable production cost of sales per gold equivalent ounce sold is a non-GAAP measure and is defined as attributable production cost of sales divided by the attributable number of gold equivalent ounces sold. This measure converts the Company’s non-gold production into gold equivalent ounces and credits it to total production.

Management uses these measures to monitor and evaluate the performance of its operating properties.

The following table presents a reconciliation of consolidated and attributable production cost of sales per equivalent ounce sold for the periods presented:

	Consolidated and Attributable Production Cost of Sales Per Equivalent Ounce Sold
(expressed in millions of U.S. dollars, except ounces and production cost of sales per equivalent ounce)	Three months ended		Years ended
	December 31,		December 31,
	2020	2019	2020	2019

Production cost of sales - as reported	$ 436.5	$ 500.5	$ 1,725.7	$ 1,778.9
Less: portion attributable to Chirano non-controlling interest(a)	(4.6)	(4.9)	(19.6)	(19.0)
Attributable(b) production cost of sales	$ 431.9	$ 495.6	$ 1,706.1	$ 1,759.9

Gold equivalent ounces sold	637,169	670,917	2,375,548	2,512,758
Less: portion attributable to Chirano non-controlling interest(j)	(4,020)	(4,718)	(16,621)	(20,186)
Attributable(b) gold equivalent ounces sold	633,149	666,199	2,358,927	2,492,572
Consolidated production cost of sales per equivalent ounce sold	$ 685	$ 746	$ 726	$ 708
Attributable(b) production cost of sales per equivalent ounce sold	$ 682	$ 744	$ 723	$ 706

See page 24 of this news release for details of the footnotes referenced within the table above.

p. 20 Kinross reports 2020 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Attributable production cost of sales per ounce sold on a by-product basis is a non-GAAP measure which calculates the Company’s non-gold production as a credit against its per ounce production costs, rather than converting its non-gold production into gold equivalent ounces and crediting it to total production, as is the case in co-product accounting. Management believes that this measure provides investors with the ability to better evaluate Kinross’ production cost of sales per ounce on a comparable basis with other major gold producers who routinely calculate their cost of sales per ounce using by-product accounting rather than co-product accounting.

The following table provides a reconciliation of attributable production cost of sales per ounce sold on a by-product basis for the periods presented:

	Attributable Production Cost of Sales Per Ounce Sold on a By-Product Basis
(expressed in millions of U.S. dollars,	Three months ended		Years ended
except ounces and production cost of sales per ounce)	December 31,		December 31,
	2020	2019	2020	2019

Production cost of sales - as reported	$436.5	$500.5	$1,725.7	$1,778.9
Less: portion attributable to Chirano non-controlling interest(a)	(4.6)	(4.9)	(19.6)	(19.0)
Less: attributable(b) silver revenue(c)	(28.3)	(20.4)	(91.0)	(75.1)
Attributable(b) production cost of sales net of silver by-product revenue	$403.6	$475.2	$1,615.1	$1,684.8

Gold ounces sold	622,235	657,179	2,324,324	2,458,839
Less: portion attributable to Chirano non-controlling interest(j)	(4,014)	(4,717)	(16,589)	(20,161)
Attributable(b) gold ounces sold	618,221	652,462	2,307,735	2,438,678
Attributable(b) production cost of sales per ounce sold on a by-product basis	$653	$728	$700	$691

See page 24 of this news release for details of the footnotes referenced within the table above.

In November 2018, the World Gold Council (“WGC”) published updates to its guidelines for reporting all-in sustaining costs and all-in costs to address how the costs associated with leases, after a company’s adoption of IFRS 16, should be treated. The WGC is a market development organization for the gold industry and is an association whose membership comprises leading gold mining companies including Kinross. Although the WGC is not a mining industry regulatory organization, it worked closely with its member companies to develop these non-GAAP measures. Adoption of the all-in sustaining cost and all-in cost metrics is voluntary and not necessarily standard, and therefore, these measures presented by the Company may not be comparable to similar measures presented by other issuers. The Company believes that the all-in sustaining cost and all-in cost measures complement existing measures reported by Kinross.

All-in sustaining cost includes both operating and capital costs required to sustain gold production on an ongoing basis. The value of silver sold is deducted from the total production cost of sales as it is considered residual production. Sustaining operating costs represent expenditures incurred at current operations that are considered necessary to maintain current production. Sustaining capital represents capital expenditures at existing operations comprising mine development costs and ongoing replacement of mine equipment and other capital facilities, and does not include capital expenditures for major growth projects or enhancement capital for significant infrastructure improvements at existing operations.

All-in cost is comprised of all-in sustaining cost as well as operating expenditures incurred at locations with no current operation, or costs related to other non-sustaining activities, and capital expenditures for major growth projects or enhancement capital for significant infrastructure improvements at existing operations.

p. 21 Kinross reports 2020 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Attributable all-in sustaining cost and all-in cost per ounce sold on a by-product basis are calculated by adjusting total production cost of sales, as reported on the consolidated statement of operations, as follows:

	Attributable All-In Sustaining Cost and All-In Cost Per Ounce Sold on a By-Product Basis
(expressed in millions of U.S. dollars,	Three months ended		Years ended
except ounces and costs per ounce)	December 31,		December 31,
	2020	2019	2020	2019

Production cost of sales - as reported	$436.5	$500.5	$1,725.7	$1,778.9
Less: portion attributable to Chirano non-controlling interest(a)	(4.6)	(4.9)	(19.6)	(19.0)
Less: attributable(b) silver revenue(c)	(28.3)	(20.4)	(91.0)	(75.1)
Attributable(b) production cost of sales net of silver by-product revenue	$403.6	$475.2	$1,615.1	$1,684.8
Adjusting items on an attributable(b) basis:
General and administrative(d)	36.1	31.3	117.9	123.6
Other operating expense - sustaining(e)	0.8	8.3	9.6	24.7
Reclamation and remediation - sustaining(f)	16.0	13.0	54.0	48.2
Exploration and business development - sustaining(g)	13.2	15.4	48.3	66.0
Additions to property, plant and equipment - sustaining(h)	136.2	132.7	373.5	415.1
Lease payments - sustaining(i)	7.1	3.5	19.7	12.7
All-in Sustaining Cost on a by-product basis - attributable(b)	$612.9	$679.4	$2,238.1	$2,375.1
Other operating expense - non-sustaining(e)	17.1	16.3	56.0	57.0
Reclamation and remediation - non-sustaining(f)	1.3	1.7	5.0	6.9
Exploration - non-sustaining(g)	17.4	14.5	43.3	46.7
Additions to property, plant and equipment - non-sustaining(h)	160.1	159.8	536.9	637.9
Lease payments - non-sustaining(i)	0.1	0.4	1.0	1.6
All-in Cost on a by-product basis - attributable(b)	$809.0	$872.1	$2,880.3	$3,125.2
Gold ounces sold	622,235	657,179	2,324,324	2,458,839
Less: portion attributable to Chirano non-controlling interest(j)	(4,014)	(4,717)	(16,589)	(20,161)
Attributable(b) gold ounces sold	618,221	652,462	2,307,735	2,438,678
Attributable(b) all-in sustaining cost per ounce sold on a by-product basis	$991	$1,041	$970	$974
Attributable(b) all-in cost per ounce sold on a by-product basis	$1,309	$1,337	$1,248	$1,282

See page 24 of this news release for details of the footnotes referenced within the table above.

p. 22 Kinross reports 2020 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

The Company also assesses its all-in sustaining cost and all-in cost on a gold equivalent ounce basis. Under these non-GAAP measures, the Company’s production of silver is converted into gold equivalent ounces and credited to total production.

Attributable all-in sustaining cost and all-in cost per equivalent ounce sold are calculated by adjusting total production cost of sales, as reported on the consolidated statement of operations, as follows:

	Attributable All-In Sustaining Cost and All-In Cost Per Equivalent Ounce Sold
(expressed in millions of U.S. dollars,	Three months ended		Years ended
except ounces and costs per equivalent ounce)	December 31,		December 31,
	2020	2019	2020	2019

Production cost of sales - as reported	$436.5	$500.5	$1,725.7	$1,778.9
Less: portion attributable to Chirano non-controlling interest(a)	(4.6)	(4.9)	(19.6)	(19.0)
Attributable(b) production cost of sales	$431.9	$495.6	$1,706.1	$1,759.9
Adjusting items on an attributable(b) basis:
General and administrative(d)	36.1	31.3	117.9	123.6
Other operating expense - sustaining(e)	0.8	8.3	9.6	24.7
Reclamation and remediation - sustaining(f)	16.0	13.0	54.0	48.2
Exploration and business development - sustaining(g)	13.2	15.4	48.3	66.0
Additions to property, plant and equipment - sustaining(h)	136.2	132.7	373.5	415.1
Lease payments - sustaining(i)	7.1	3.5	19.7	12.7
All-in Sustaining Cost - attributable(b)	$641.2	$699.8	$2,329.1	$2,450.2
Other operating expense - non-sustaining(e)	17.1	16.3	56.0	57.0
Reclamation and remediation - non-sustaining(f)	1.3	1.7	5.0	6.9
Exploration - non-sustaining(g)	17.4	14.5	43.3	46.7
Additions to property, plant and equipment - non-sustaining(h)	160.1	159.8	536.9	637.9
Lease payments - non-sustaining(i)	0.1	0.4	1.0	1.6
All-in Cost - attributable(b)	$837.3	$892.5	$2,971.3	$3,200.3
Gold equivalent ounces sold	637,169	670,917	2,375,548	2,512,758
Less: portion attributable to Chirano non-controlling interest(j)	(4,020)	(4,718)	(16,621)	(20,186)
Attributable(b) gold equivalent ounces sold	633,149	666,199	2,358,927	2,492,572
Attributable(b) all-in sustaining cost per equivalent ounce sold	$1,013	$1,050	$987	$983
Attributable(b) all-in cost per equivalent ounce sold	$1,322	$1,340	$1,260	$1,284

p. 23 Kinross reports 2020 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

(a)	The portion attributable to Chirano non-controlling interest represents the non-controlling interest (10%) in the production cost of sales for the Chirano mine.
(b)	“Attributable” includes Kinross' share of Chirano (90%) and Peak (70%) production and costs.
(c)	“Attributable silver revenues” represents the attributable portion of metal sales realized from the production of the secondary or by-product metal (i.e. silver). Revenue from the sale of silver, which is produced as a by-product of the process used to produce gold, effectively reduces the cost of gold production.
(d)	“General and administrative” expenses is as reported on the consolidated statement of operations, net of certain restructuring expenses. General and administrative expenses are considered sustaining costs as they are required to be absorbed on a continuing basis for the effective operation and governance of the Company.
(e)	“Other operating expense – sustaining” is calculated as “Other operating expense” as reported on the consolidated statement of operations, less other operating and reclamation and remediation expenses related to non-sustaining activities as well as other items not reflective of the underlying operating performance of our business. Other operating expenses are classified as either sustaining or non-sustaining based on the type and location of the expenditure incurred. The majority of other operating expenses that are incurred at existing operations are considered costs necessary to sustain operations, and are therefore classified as sustaining. Other operating expenses incurred at locations where there is no current operation or related to other non-sustaining activities are classified as non-sustaining.
(f)	“Reclamation and remediation - sustaining” is calculated as current period accretion related to reclamation and remediation obligations plus current period amortization of the corresponding reclamation and remediation assets, and is intended to reflect the periodic cost of reclamation and remediation for currently operating mines. Reclamation and remediation costs for development projects or closed mines are excluded from this amount and classified as non-sustaining.
(g)	“Exploration and business development – sustaining” is calculated as “Exploration and business development” expenses as reported on the consolidated statement of operations, less non-sustaining exploration expenses. Exploration expenses are classified as either sustaining or non-sustaining based on a determination of the type and location of the exploration expenditure. Exploration expenditures within the footprint of operating mines are considered costs required to sustain current operations and so are included in sustaining costs. Exploration expenditures focused on new ore bodies near existing mines (i.e. brownfield), new exploration projects (i.e. greenfield) or for other generative exploration activity not linked to existing mining operations are classified as non-sustaining. Business development expenses are considered sustaining costs as they are required for general operations.
(h)	“Additions to property, plant and equipment – sustaining” represents the majority of capital expenditures at existing operations including capitalized exploration costs, periodic capitalized stripping and underground mine development costs, ongoing replacement of mine equipment and other capital facilities and other capital expenditures and is calculated as total additions to property, plant and equipment (as reported on the consolidated statements of cash flows), less capitalized interest and non-sustaining capital. Non-sustaining capital represents capital expenditures for major projects, including major capital stripping projects at existing operations that are expected to materially benefit the operation, as well as enhancement capital for significant infrastructure improvements at existing operations. Non-sustaining capital expenditures during the year ended December 31, 2020, primarily related to major projects at Tasiast, Fort Knox and Round Mountain. Non-sustaining capital expenditures during the year ended December 31, 2019, primarily related to major projects at Tasiast, Round Mountain, Bald Mountain and Fort Knox.
(i)	“Lease payments – sustaining” represents the majority of lease payments as reported on the consolidated statements of cash flows and is made up of the principal and financing components of such cash payments, less non-sustaining lease payments. Lease payments for development projects or closed mines are classified as non-sustaining.
(j)	“Portion attributable to Chirano non-controlling interest” represents the non-controlling interest (10%) in the ounces sold from the Chirano mine.
(k)	“Average realized gold price per ounce” is a non-GAAP financial measure and is defined as gold metal sales divided by the total number of gold ounces sold. This measure is intended to enable Management to better understand the price realized in each reporting period. The realized price measure does not have any standardized definition under IFRS and should not be considered a substitute for measure of performance prepared in accordance with IFRS.

p. 24 Kinross reports 2020 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Cautionary statement on forward-looking information

All statements, other than statements of historical fact, contained or incorporated by reference in this news release including, but not limited to, any information as to the future financial or operating performance of Kinross, constitute “forward-looking information” or “forward-looking statements” within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for “safe harbor” under the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this news release. Forward-looking statements contained in this news release, include, but are not limited to, those under the headings (or headings that include) “2020 full year results and 2021 guidance”, “CEO Commentary”, “Financial results” and “Company Guidance” as well as statements with respect to our guidance for production, production costs of sales, cash flow, free cash flow, all-in sustaining cost of sales, and capital expenditures; the declaration, payment and sustainability of the Company’s dividends; optimization of mine plans; identification of additional resources and reserves; the schedules and budgets for the Company’s development projects; mine life and any potential extensions; the Company’s capital reinvestment program and continuous improvement initiatives and project performance or outperformance, as well as references to other possible events, the future price of gold and silver, the timing and amount of estimated future production, costs of production, operating costs; capital expenditures, costs and timing of the development of projects and new deposits, estimates and the realization of such estimates (such as mineral or gold reserves and resources or mine life), success of exploration, development and mining, currency fluctuations, capital requirements, project studies, government regulation permit applications and conversions, restarting suspended or disrupted operations; environmental risks and proceedings; and resolution of pending litigation. The words “anticipate”, “continue”, “estimates”, “expects”, “forecast”, “guidance”, “intends”, “outlook”, “progress”, “potential”, “prioritize”, or variations of or similar such words and phrases or statements that certain actions, events or results may, could, should or will be achieved, received or taken, or will occur or result and similar such expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates, models and assumptions of Kinross referenced, contained or incorporated by reference in this news release, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein and in our Management’s Discussion and Analysis (“MD&A”) for the year ended December 31, 2020, and the Annual Information Form dated March 30, 2020 as well as: (1) there being no significant disruptions affecting the operations of the Company, whether due to extreme weather events (including, without limitation, excessive or lack of rainfall, in particular, the potential for further production curtailments at Paracatu resulting from insufficient rainfall and the operational challenges at Fort Knox and Bald Mountain resulting from excessive rainfall, which can impact costs and/or production) and other or related natural disasters, labour disruptions (including but not limited to strikes or workforce reductions), supply disruptions, power disruptions, damage to equipment, pit wall slides (in particular that the effects of the pit wall slides at Fort Knox and Round Mountain are consistent with the Company’s expectations) or otherwise; (2) permitting, development, operations and production from the Company’s operations and development projects being consistent with Kinross’ current expectations including, without limitation: the maintenance of existing permits and approvals and the timely receipt of all permits and authorizations necessary for the operation of Tasiast, and the development and operation of the 24k Project; operation of the SAG mill at Tasiast; land acquisitions and permitting for the construction and operation of the new tailings facility, water and power supply and continued operation of the tailings reprocessing facility at Paracatu; the Lobo-Marte project; commencement of production at the La Coipa project; approval of an enhanced mine plan at Fort Knox; in each case in a manner consistent with the Company’s expectations; and the successful completion of exploration consistent with the Company’s expectations at the Company’s projects; (3) political and legal developments in any jurisdiction in which the Company operates being consistent with its current expectations including, without limitation, the impact of any political tensions and uncertainty in the Russian Federation or any related sanctions and any other similar restrictions or penalties imposed, or actions taken, by any government, including but not limited to amendments to the mining laws, and potential power rationing and tailings facility regulations in Brazil, potential amendments to water laws and/or other water use restrictions and regulatory actions in Chile, new dam safety regulations, potential amendments to minerals and mining laws and energy levies laws, the enforcement of labour laws in Ghana, new regulations relating to work permits, potential amendments to customs and mining laws (including but not limited to amendments to the VAT) and the potential application of revisions to the tax code in Mauritania, the European Union’s General Data Protection Regulation or similar legislation in other jurisdictions and potential amendments to and enforcement of tax laws in Russia, Ghana and Mauritania (including, but not limited to, the interpretation, implementation, application and enforcement of any such laws and amendments thereto), and the impact of any trade tariffs being consistent with Kinross’ current expectations; (4) the completion of studies, including optimization studies, improvement studies; scoping studies and pre-feasibility and feasibility studies, on the timelines currently expected and the results of those studies being consistent with Kinross’ current expectations, including the completion of the Lobo-Marte and Peak feasibility studies and Udinsk pre-feasibility study; (5) the exchange rate between the Canadian dollar, Brazilian real, Chilean peso, Russian rouble, Mauritanian ouguiya, Ghanaian cedi and the U.S. dollar being approximately consistent with current levels; (6) certain price assumptions for gold and silver; (7) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with the Company’s expectations; (8) production and cost of sales forecasts for the Company meeting expectations; (9) the accuracy of: the current mineral reserve and mineral resource estimates of the Company including the accuracy and reliability of the pre-acquisition mineral resource estimates of the Peak project and Kinross’ analysis thereof being consistent with expectations (including but not limited to ore tonnage and ore grade estimates), future mineral resource and mineral reserve estimates being consistent with preliminary work undertaken by the Company, mine plans for the Company’s current and future mining operations, and the Company’s internal models; (10) labour and materials costs increasing on a basis consistent with Kinross’ current expectations; (11) the terms and conditions of the legal and fiscal stability agreements for the Tasiast and Chirano operations being interpreted and applied in a manner consistent with their intent and Kinross’ expectations and without material amendment or formal dispute (including without limitation the application of tax, customs and duties exemptions and royalties); (12) goodwill and/or asset impairment potential; (13) the regulatory and legislative regime regarding mining, electricity production and transmission (including rules related to power tariffs) in Brazil being consistent with Kinross’ current expectations; (14) access to capital markets, including but not limited to maintaining our current credit ratings consistent with the Company’s current expectations; (15) that the Brazilian power plants will operate in a manner consistent with our expectations; (16) that drawdown of remaining funds under the Tasiast project financing will proceed in a manner consistent with our current expectations; (17) potential direct or indirect operational impacts resulting from infectious diseases or pandemics such as the ongoing COVID-19 pandemic; (18) the effectiveness of preventative actions and contingency plans put in place by the Company to respond to the COVID-19 pandemic, including, but not limited to, social distancing, a travel restrictions, business continuity plans, and efforts to mitigate supply chain disruptions; (19) changes in national and local government legislation or other government actions, particularly in response to the COVID-19 outbreak; (20) litigation, regulatory proceedings and audits, and the potential ramifications thereof, being concluded in a manner consistent with the Corporation’s expectations (including without limitation the audit of mining companies in Ghana which includes the Corporation’s Ghanaian subsidiaries, litigation in Chile relating to the alleged damage of wetlands and the scope of any remediation plan or other environmental obligations arising therefrom, the ongoing litigation with the Russian tax authorities regarding dividend withholding tax and the ongoing Sunnyside litigation regarding potential liability under the U.S. Comprehensive Environmental Response, Compensation, and Liability Act); (21) that the Company will enter into definitive documentation with the Government of Mauritania substantially in accordance with the terms and conditions of the term sheet, on a basis consistent with our expectations and that the parties will perform their respective obligations thereunder on the timelines agreed; (22) that the exploitation permit for Tasiast Sud will be issued under the terms and on timelines consistent with our expectations; (23) that the benefits of the contemplated arrangements related to the agreement in principle will result in increased stability at the Company’s operations in Mauritania; and (24) the Company’s financial results, cash flows and future prospects being consistent with Company expectations in amounts sufficient to permit sustained dividend payments. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: the inaccuracy of any of the foregoing assumption, sanctions (any other similar restrictions or

p. 25 Kinross reports 2020 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

penalties) now or subsequently imposed, other actions taken, by, against, in respect of or otherwise impacting any jurisdiction in which the Company is domiciled or operates (including but not limited to the Russian Federation, Canada, the European Union and the United States), or any government or citizens of, persons or companies domiciled in, or the Company’s business, operations or other activities in, any such jurisdiction; reductions in the ability of the Company to transport and refine doré; fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as fuel and electricity); changes in the discount rates applied to calculate the present value of net future cash flows based on country-specific real weighted average cost of capital; changes in the market valuations of peer group gold producers and the Company, and the resulting impact on market price to net asset value multiples; changes in various market variables, such as interest rates, foreign exchange rates, gold or silver prices and lease rates, or global fuel prices, that could impact the mark-to-market value of outstanding derivative instruments and ongoing payments/receipts under any financial obligations; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); changes in national and local government legislation, taxation (including but not limited to income tax, advance income tax, stamp tax, withholding tax, capital tax, tariffs, value-added or sales tax, capital outflow tax, capital gains tax, windfall or windfall profits tax, production royalties, excise tax, customs/import or export taxes/duties, asset taxes, asset transfer tax, property use or other real estate tax, together with any related fine, penalty, surcharge, or interest imposed in connection with such taxes), controls, policies and regulations; the security of personnel and assets; political or economic developments in Canada, the United States, Chile, Brazil, Russia, Mauritania, Ghana, or other countries in which Kinross does business or may carry on business; business opportunities that may be presented to, or pursued by, us; our ability to successfully integrate acquisitions and complete divestitures; operating or technical difficulties in connection with mining, development or refining activities; employee relations; litigation or other claims against, or regulatory investigations and/or any enforcement actions, administrative orders or sanctions in respect of the Company (and/or its directors, officers, or employees) including, but not limited to, securities class action litigation in Canada and/or the United States, environmental litigation or regulatory proceedings or any investigations, enforcement actions and/or sanctions under any applicable anti-corruption, international sanctions and/or anti-money laundering laws and regulations in Canada, the United States or any other applicable jurisdiction; the speculative nature of gold exploration and development including, but not limited to, the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; adverse changes in our credit ratings; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or the inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, Kinross’ actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Kinross, including but not limited to resulting in an impairment charge on goodwill and/or assets. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. All of the forward-looking statements made in this news release are qualified by this cautionary statement and those made in our other filings with the securities regulators of Canada and the United States including, but not limited to, the cautionary statements made in the “Risk Analysis” section of our MD&A for the year ended December 31, 2020 and the Annual Information Form dated March 30, 2020. These factors are not intended to represent a complete list of the factors that could affect Kinross. Kinross disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

Key Sensitivities

Approximately 70%-80% of the Company's costs are denominated in U.S. dollars.

A 10% change in foreign currency exchange rates would be expected to result in an approximate $14 impact on production cost of sales per ounce7.

Specific to the Russian rouble, a 10% change in the exchange rate would be expected to result in an approximate $15 impact on Russian production cost of sales per ounce.

Specific to the Brazilian real, a 10% change in the exchange rate would be expected to result in an approximate $25 impact on Brazilian production cost of sales per ounce.

A $10 per barrel change in the price of oil would be expected to result in an approximate $3 impact on production cost of sales per ounce.

A $100 change in the price of gold would be expected to result in an approximate $5 impact on production cost of sales per ounce as a result of a change in royalties.

Other information

Where we say "we", "us", "our", the "Company", or "Kinross" in this news release, we mean Kinross Gold Corporation and/or one or more or all of its subsidiaries, as may be applicable.

The technical information about the Company’s mineral properties contained in this news release has been prepared under the supervision of Mr. John Sims who is a “qualified person” within the meaning of National Instrument 43-101.Mr. Sims was an officer of Kinross until December 31, 2020. Mr. Sims remains the Company’s qualified person as an external consultant.

Source: Kinross Gold Corporation

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